Exhibit 99.4

November 3, 2021

Granite Real Estate Investment Trust and Granite REIT Inc.

77 King Street West, Suite 4010

P.O. Box 159

Toronto-Dominion Centre

Toronto, ON M5K 1H1

Dear Sirs/Mesdames,

Re:	Prospectus Supplement of Granite Real Estate Investment Trust and Granite REIT Inc.

We refer to the prospectus supplement dated November 3, 2021 (the “Prospectus Supplement”) to the short form base shelf prospectus of Granite Real Estate Investment Trust and Granite REIT Inc. dated October 1, 2021.

We hereby consent to the use of our firm name under the headings “Experts” and “Documents Filed as Part of the Registration Statement” in the Prospectus Supplement, and consent to the use of our firm’s name and reference to our opinion under the heading “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

/s/ McMillan LLP

McMillan LLP | Brookfield Place, 181 Bay Street, Suite 4400, Toronto, Ontario, Canada M5J 2T3 | t 416.865.7000 | f 416.865.7048

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